EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown:

	Six Months
	Ended June 30,	Year Ended December 31,
(dollars in thousands)	2011	2010	2009	2008	2007	2006
Ratio of earnings to fixed charges (1):
Earnings from continuing operations before fixed charges:
Income from continuing operations before income taxes, minority interest and income / loss from equity investees	$93,868	$116,857	$(100,793)	$518,006	$420,253	$285,038
Amortization of capitalized interest	909	1,596	1,270	854	422	362
Distributed income of equity investees	1,537	11,150	6,006	17,272	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Adjusted pre-tax earnings from continuing operations	96,314	129,603	(93,517)	536,132	420,675	285,400
Fixed charges less capitalized interest	31,869	57,377	50,906	46,684	48,436	23,867

Earnings from continuing operations before fixed charges:	$128,183	$186,980	$(42,611)	$582,816	$469,111	$309,267

Fixed charges:
Interest expenses, net of capitalized interest	$19,169	$33,423	$29,162	$26,721	$29,739	$21,629
Capitalized Interest	2,479	2,737	2,912	3,110	1,486	924
Amortized premiums, discounts and capitalized expenses related to indebtedness	12,700	23,954	21,744	19,963	18,697	2,238

Total fixed charges	$34,348	$60,114	$53,818	$49,794	$49,922	$24,791

Ratio of earnings to fixed charges (2)	3.73	3.11	(0.79)	11.70	9.40	12.47

Notes

(1)	The ratio was computed by dividing earnings by fixed charges. For this purpose, “earnings” represent the aggregate of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, amortization of capitalized interest, distributed income of equity investees, our share of pre-tax losses of equity investees, and fixed charges less capitalized interest.

(2)	The ratio for the year ended December 31, 2009 indicates less than one-to-one coverage. The amount of this deficiency equates to $96.4 million.